                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of September 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

        This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

                    KOREA ELECTRIC POWER CORPORATION

                    Non-consolidated Financial Statements

                    (Unaudited)

                    As of June 30, 2004

                    (With Independent Accountants' Review Report Thereon)

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

                  Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Electric Power Corporation:

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the "Company") as of June 30, 2004 and the related non-consolidated statements of income and cash flows for the three-month and six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements of Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd. whose total assets constituted 10.7% of the total non-consolidated assets as of June 30, 2004, and whose total income constituted 13.9% of non-consolidated income before income tax for the six-month period then ended. These financial statements were reviewed by other accountants whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., is based solely on the reports of the other accountants.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and the reports of the other accountants, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2003, presented for comparative purpose, were reviewed by other accountants, whose report dated August 1, 2003 stated that they were not aware of any material modifications that should have been made to the financial statements in order for them to be in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards as established by the Financial Supervisory Commission of the Republic of Korea.

The accompanying non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended, which are not accompanying this report were audited by other accountants and their report thereon, dated February 11, 2004, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2003, presented for comparative purposes is not different from the above-stated balance sheet audited by other accountants in all material respects.

The accompanying financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in Note 2 to the non-consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in Note 1(b) to the financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles, Korean Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean review standards and their application in practice.

As discussed in Note 26, sales and purchases with related parties, including the six power generation subsidiaries, amounted to KRW160,912 million and KRW7,545,116 million, respectively, for the six-month period ended June 30, 2004. Related receivables and payables amounted to KRW31,571 million and KRW1,098,593 million, respectively, as of June 30, 2004. In addition, the Company is providing debt guarantees to its foreign subsidiaries in amounts not exceeding US$ 265,308 thousand including KEPCO Ilijan Co.

The Company and its six power generation companies including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debts as of June 30, 2004 assumed by each company at the time of spin-off on April 2, 2001 under the Commercial Code of the Republic of Korea. The Company is providing joint and several liability guarantee for debts of its six power generation companies amounting to KRW1,584,466 million and the six power generation companies are providing such a guarantee for debts of the Company amounting to KRW354,702 million. The Company is also provided with guarantees for its certain foreign currency debt by the Korea Development Bank, one of its major shareholders.


KPMG Samjong Accounting Corp.
Seoul, Korea
August 4, 2004


This report is effective as of August 4, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

                        Korea Electric Power Corporation

                         NON-CONSOLIDATED BALANCE SHEETS

                       June 30, 2004 and December 31, 2003

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                                 Won                        U.S. dollars (note 2)
                                                  ---------------------------------   ---------------------------------
                   Assets                              2004              2003              2004              2003
                   ------                         ---------------  ----------------   ---------------   ---------------
Property, Plant and Equipment
 (notes 1, 3, 5 and 16):
  Utility plant                                   KRW  37,993,048        37,235,281   $    32,965,768        32,308,270
  Less: accumulated depreciation                       (8,283,089)       (7,472,373)       (7,187,062)       (6,483,621)
  Less: construction grants                            (2,951,648)       (2,758,789)       (2,561,083)       (2,393,743)
                                                  ---------------   ---------------   ---------------   ---------------
                                                       26,758,311        27,004,119        23,217,623        23,430,906
  Construction in-progress                              2,950,196         2,266,928         2,559,823         1,966,966
                                                  ---------------   ---------------   ---------------   ---------------
                                                       29,708,507        29,271,047        25,777,446        25,397,872
                                                  ---------------   ---------------   ---------------   ---------------
Investments and others:
  Investment securities (note 6)                       24,031,361        23,865,370        20,851,507        20,707,479
  Long-term loans (note 7)                                153,794           142,368           133,444           123,530
  Long-term other accounts receivable,
   less discount on present value of
   KRW 6,625 in 2004 and KRW 35,576 in 2003
   and allowance for doubtful accounts of
   KRW15,500 in 2004 and 2003 (note 19)                   235,375           213,924           204,230           185,617
  Currency and interest rate swaps (note 21)              205,585           124,345           178,382           107,892
  Intangibles, net (note 4)                               137,480           144,367           119,288           125,264
  Other non-current assets (notes 8 and 17)               150,571           143,110           130,647           124,174
                                                  ---------------   ---------------   ---------------   ---------------
                                                       24,914,166        24,633,484        21,617,498        21,373,956
                                                  ---------------   ---------------   ---------------   ---------------
Current assets:
  Cash and cash equivalents (notes 9 and 17)              383,136           366,817           332,439           318,279
  Trade receivables,
   less allowance for doubtful accounts of
   KRW 30,300 in 2004 and KRW 27,787 in 2003
   (notes 17 and 26)                                    1,405,631         1,501,949         1,219,636         1,303,209
  Other account receivables,
   less allowance for doubtful accounts of
   KRW14,185 in 2004 and KRW14,184 in 2003
   and present value discount of KRW18,229
   in 2004 (notes 17, 19 and 26)                          356,927           434,648           309,698           377,135
  Short-term financial instruments (note 10)               46,000            61,000            39,913            52,928
  Inventories (note 11)                                    79,028            78,796            68,571            68,370
  Other current assets (notes 7 and 12)                   154,644           121,921           134,182           105,788
                                                  ---------------   ---------------   ---------------   ---------------
                                                        2,425,366         2,565,131         2,104,439         2,225,709
                                                  ---------------   ---------------   ---------------   ---------------
    Total assets                                  KRW  57,048,039        56,469,662   $    49,499,383        48,997,537
                                                  ===============   ===============   ===============   ===============

                        Korea Electric Power Corporation

                       June 30, 2004 and December 31, 2003

                                   (Unaudited)

    (In millions of Won and in thousands of U.S. dollars, except share data)

                                                                 Won                        U.S. dollars (note 2)
                                                  ---------------------------------   ---------------------------------
     Liabilities and Shareholders' Equity              2004              2003              2004              2003
     ------------------------------------         ---------------   ---------------   ---------------   ---------------
Stockholders' equity:
  Common stock of KRW 5,000 par value
    Authorized - 1,200,000,000 shares
    Issued and outstanding
      - 640,748,573 shares                        KRW   3,203,743         3,203,743   $     2,779,820         2,779,820
  Capital surplus (notes 3 and 13)                     14,370,357        14,373,779        12,468,857        12,471,826
  Retained earnings (note 14)
    Appropriated                                       19,554,340        17,899,939        16,966,890        15,531,400
    Unappropriated                                      1,464,442         2,315,938         1,270,665         2,009,491
  Capital adjustments (note 15)                          (175,428)         (150,681)         (152,215)         (130,743)
                                                  ---------------   ---------------   ---------------   ---------------
      Total shareholders' equity                       38,417,454        37,642,718        33,334,017        32,661,794
                                                  ---------------   ---------------   ---------------   ---------------
Long-term liabilities:
    Long-term borrowings (notes 16 and 26)             10,110,053         9,641,037         8,772,279         8,365,326
    Reserve for retirement and severance
     benefits, net (note 18)                              341,935           316,408           296,690           274,541
    Reserve for self insurance                             87,603            87,926            76,011            76,292
    Currency and interest rate swaps (note 21)            139,954           178,283           121,435           154,692
    Deferred income tax liabilities (note 24)           1,492,557         1,462,016         1,295,061         1,268,561
    Other long-term liabilities                           461,477           486,981           400,414           422,542
                                                  ---------------   ---------------   ---------------   ---------------
                                                       12,633,579        12,172,651        10,961,890        10,561,954
                                                  ---------------   ---------------   ---------------   ---------------
Current liabilities:
    Trade payables (note 26)                            1,142,326         1,256,526           991,172         1,090,261
    Other accounts payable (note 26)                      493,286           571,772           428,014           496,114
    Short-term borrowings                                       -            16,245                 -            14,095
    Current portion of long-term debt (note 16)         3,271,208         4,030,652         2,838,359         3,497,312
    Income tax payable                                    442,880           164,170           384,278           142,447
    Accrued expenses                                      156,070           146,094           135,419           126,763
    Dividends payable                                       1,781             2,324             1,545             2,016
    Other current liabilities (note 20)                   489,455           466,510           424,689           404,781
                                                  ---------------   ---------------   ---------------   ---------------
                                                        5,997,006         6,654,293         5,203,476         5,773,789
                                                  ---------------   ---------------   ---------------   ---------------
      Total liabilities                                18,630,585        18,826,944        16,165,366        16,335,743
                                                  ---------------   ---------------   ---------------   ---------------
Commitments and contingencies (note 27)

      Total shareholders' equity
       and liabilities                            KRW  57,048,039        56,469,662   $    49,499,383        48,997,537
                                                  ===============   ===============   ===============   ===============

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                      NON-CONSOLIDATED STATEMENTS OF INCOME

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                 (In millions of Won, except earnings per share)

                                                                2004                                2003
                                                  ---------------------------------   ---------------------------------
                                                    three-month        six-month        three-month        six-month
                                                      period            period            period            period
                                                  ---------------   ---------------   ---------------   ---------------
Operating revenues:
  Sale of electricity (note 26)                   KRW   5,261,558        11,114,608   KRW   5,016,238        10,552,070
  Other operating revenues (note 27)                       51,546            64,695            80,163           156,036
                                                  ---------------   ---------------   ---------------   ---------------
                                                        5,313,104        11,179,303         5,096,401        10,708,106
                                                  ---------------   ---------------   ---------------   ---------------
Operating expenses (notes 22, 23 and 26):
  Power generation, transmission
   and distribution                                       875,235         1,593,881           872,183         1,589,093
  Purchased power                                       3,897,412         8,116,992         3,755,413         7,927,836
  Other operating costs                                    51,552            63,504            80,201           155,405
  Selling and administrative expenses                     245,225           467,148           232,532           437,688
                                                  ---------------   ---------------   ---------------   ---------------
                                                        5,069,424        10,241,525         4,940,329        10,110,022
                                                  ---------------   ---------------   ---------------   ---------------

Operating income                                          243,680           937,778           156,072           598,084

Other income (expense):
  Interest income                                           9,602            19,546             9,061            19,595
  Interest expense                                       (146,465)         (298,721)         (156,110)         (304,176)
  Gain (loss) on foreign currency transactions
   and translation, net                                    53,423           241,433           335,241            50,865
  Donations                                               (64,583)          (70,454)           (5,819)           (7,534)
  Rental income                                            31,011            63,081            29,972            55,845
  Equity income of affiliates (note 6)                    288,282           991,731           541,170         1,251,307
  Gain on disposal of investments, net                          -             7,472               587            45,214
  Gain (loss) on disposal of utility plant, net               251               742            (1,589)           (5,474)
  Valuation gain on currency and interest
   rate swaps, net (note 21)                               23,643            36,846            22,453             5,131
  Other, net                                               12,599             6,446            31,865            45,688
                                                  ---------------   ---------------   ---------------   ---------------
                                                          207,763           998,122           806,831         1,156,461
                                                  ---------------   ---------------   ---------------   ---------------

Income before income taxes                                451,443         1,935,900           962,903         1,754,545

Income taxes (note 24)                                    (34,931)         (471,458)         (233,720)         (471,319)
                                                  ---------------   ---------------   ---------------   ---------------
Net income                                        KRW     416,512         1,464,442   KRW     729,183         1,283,226
                                                  ===============   ===============   ===============   ===============
Basic earnings per share (note 25)                KRW         661             2,325   KRW       1,159             2,032
                                                  ===============   ===============   ===============   ===============
Diluted earnings per share (note 25)              KRW         652             2,291   KRW       1,159             2,032
                                                  ===============   ===============   ===============   ===============

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

       (In thousands of U.S. dollars (note 2), except earnings per share)

                                                                2004                                2003
                                                  ---------------------------------   ---------------------------------
                                                    three-month        six-month        three-month        six-month
                                                      period            period            period            period
                                                  ---------------   ---------------   ---------------   ---------------
Operating revenues:
  Sale of electricity (note 26)                   $     4,565,343         9,643,911   $     4,352,484         9,155,809
  Other operating revenues (note 27)                       44,726            56,135            69,556           135,389
                                                  ---------------   ---------------   ---------------   ---------------
                                                        4,610,069         9,700,046         4,422,040         9,291,198
                                                  ---------------   ---------------   ---------------   ---------------
Operating expenses (notes 22, 23 and 26):
  Power generation, transmission
   and distribution                                       759,423         1,382,977           756,774         1,378,823
  Purchased power                                       3,381,702         7,042,943         3,258,493         6,878,816
  Other operating costs                                    44,730            55,101            69,590           134,842
  Selling and administrative expenses                     212,777           405,336           201,763           379,773
                                                  ---------------   ---------------   ---------------   ---------------
                                                        4,398,632         8,886,357         4,286,620         8,772,254
                                                  ---------------   ---------------   ---------------   ---------------

Operating income                                          211,437           813,689           135,420           518,944

Other income (expense):
  Interest income                                           8,331            16,959             7,862            17,002
  Interest expense                                       (127,085)         (259,194)         (135,453)         (263,927)
  Gain (loss) on foreign currency transactions
   and translation, net                                    46,354           209,486           290,882            44,134
  Donations                                               (56,038)          (61,132)           (5,049)           (6,537)
  Rental income                                            26,908            54,734            26,006            48,456
  Equity income of affiliates (note 6)                    250,136           860,504           469,562         1,085,733
  Gain on disposal of investments, net                          -             6,483               509            39,231
  Gain (loss) on disposal of utility plant, net               218               644            (1,379)           (4,750)
  Valuation gain on currency and interest
   rate swaps, net (note 21)                               20,515            31,971            19,482             4,453
  Other, net                                               10,932             5,595            27,649            39,643
                                                  ---------------   ---------------   ---------------   ---------------
                                                          180,271           866,050           700,071         1,003,438
                                                  ---------------   ---------------   ---------------   ---------------

Income before income taxes                                391,708         1,679,739           835,491         1,522,382

Income taxes (note 24)                                    (30,310)         (409,074)         (202,794)         (408,954)
                                                  ---------------   ---------------   ---------------   ---------------
Net income                                        $       361,398         1,270,665   $       632,697         1,113,428
                                                  ===============   ===============   ===============   ===============
Basic earnings per share (note 25)                $          0.57              2.02   $          1.01              1.76
                                                  ===============   ===============   ===============   ===============
Diluted earnings per share (note 25)              $          0.57              1.99   $          1.01              1.76
                                                  ===============   ===============   ===============   ===============

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                              (In millions of Won)

                                                                  2004                                2003
                                                    ---------------------------------   ---------------------------------
                                                      three-month        six-month        three-month        six-month
                                                        period            period            period            period
                                                    ---------------   ---------------   ---------------   ---------------
Cash flows from operating activities:
  Net income                                        KRW     416,512         1,464,442   KRW     729,183         1,283,226
  Adjustments to reconcile net income
   to net cash  provided by operating activities:
    Depreciation and amortization                           409,405           811,024           384,535           760,587
    Utility plant removal cost                               46,763            70,912            49,689            90,890
    Provision for severance
     and retirement benefits                                 18,462            30,922            23,528            30,407
    Bad debt expense                                          2,939             8,184             2,614             5,722
    Interest income                                          (5,364)          (10,722)           (5,350)          (10,641)
    Interest expense                                          4,211             8,593             2,220             4,349
    Gain on foreign currency
     translation, net                                       (41,847)         (214,698)         (335,491)          (55,778)
    Equity income of affiliates                            (288,282)         (991,731)         (541,170)       (1,251,307)
    Gain on disposal of investments, net                          -            (7,472)             (587)          (45,214)
    Loss (gain) on disposal of utility plant, net              (251)             (742)            1,589             5,474
    Deferred income tax expense (benefit)                  (158,415)           30,541           (25,785)          148,270
    Valuation gain on currency
     and interest rate swaps                                (23,643)          (36,846)          (22,453)           (5,131)
    Changes in assets and liabilities:
      Decrease in trade receivables                          92,585            88,116            69,638            81,310
      Decrease (increase) in other accounts
       receivable                                            35,173            66,956            (2,840)           17,387
      Decrease (increase) in inventories                     25,159            30,840              (159)           25,509
      Increase in other current assets                       (2,136)          (32,476)          (15,087)          (49,628)
      Decrease in trade payables                            (79,553)         (114,200)          (92,548)         (157,568)
      Increase (decrease) in other accounts
       payable                                              169,479           (78,491)          110,310           (27,546)
      Increase (decrease) in income tax payable              87,255           278,710          (132,642)         (373,610)
      Increase (decrease) in accrued expenses                31,439             9,976           (18,815)            2,995
      Increase (decrease) in other
       current liabilities                                  (11,167)           22,944            15,495            60,715
      Decrease in other long-term liabilities                  (202)          (25,503)           (1,013)           (2,025)
      Payment of severance and
       retirement benefits                                   (3,463)           (5,395)           (3,630)           (4,374)
      Payment of self-insurance                                (143)             (323)             (191)             (526)
      Other, net                                             (2,628)           (3,678)            4,414             6,258
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash provided by operating activities               722,288         1,399,883           195,454           539,751
                                                    ---------------   ---------------   ---------------   ---------------

                        Korea Electric Power Corporation

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                     (In thousands of U.S. dollars (note 2))

                                                                  2004                                2003
                                                    ---------------------------------   ---------------------------------
                                                      three-month        six-month        three-month        six-month
                                                        period            period            period            period
                                                    ---------------   ---------------   ---------------   ---------------
Cash flows from operating activities:
  Net income                                        $       361,398         1,270,665   $       632,697         1,113,428
  Adjustments to reconcile net income
   to net cash  provided by operating activities:
    Depreciation and amortization                           355,232           703,708           333,653           659,945
    Utility plant removal cost                               40,552            61,529            43,114            78,863
    Provision for severance
     and retirement benefits                                 16,019            26,830            20,415            26,384
    Bad debt expense                                          2,550             7,101             2,268             4,965
    Interest income                                          (4,655)           (9,303)           (4,642)           (9,233)
    Interest expense                                          3,655             7,456             1,926             3,774
    Gain on foreign currency
     translation, net                                       (36,310)         (186,289)         (291,098)          (48,397)
    Equity income of affiliates                            (250,136)         (860,504)         (469,562)       (1,085,733)
    Gain on disposal of investments, net                          -            (6,483)             (509)          (39,232)
    Loss (gain) on disposal of utility plant, net              (218)             (644)            1,379             4,750
    Deferred income tax expense (benefit)                  (137,453)           26,500           (22,373)          128,651
    Valuation gain on currency
     and interest rate swaps                                (20,515)          (31,971)          (19,482)           (4,452)
    Changes in assets and liabilities:
      Decrease in trade receivables                          80,334            76,456            60,423            70,551
      Decrease (increase) in other accounts
       receivable                                            30,519            58,096            (2,464)           15,086
      Decrease (increase) in inventories                     21,830            26,759              (138)           22,134
      Increase in other current assets                       (1,853)          (28,179)          (13,091)          (43,061)
      Decrease in trade payables                            (69,026)          (99,089)          (80,302)         (136,718)
      Increase (decrease) in other
       accounts payable                                     147,053           (68,105)           95,714           (23,901)
      Increase (decrease) in income tax payable              75,709           241,831          (115,091)         (324,174)
      Increase (decrease) in accrued expenses                27,279             8,656           (16,325)            2,599
      Increase (decrease) in other
       current liabilities                                   (9,689)           19,908            13,445            52,681
      Decrease in other long-term liabilities                  (175)          (22,128)             (879)           (1,757)
      Payment of severance and
       retirement benefits                                   (3,005)           (4,681)           (3,150)           (3,795)
      Payment of self-insurance                                (124)             (280)             (166)             (456)
      Other, net                                             (2,257)           (3,189)            3,830             5,428
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash provided by operating activities               626,714         1,214,650           169,592           468,330
                                                    ---------------   ---------------   ---------------   ---------------

                        Korea Electric Power Corporation

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                              (In millions of Won)

                                                                  2004                                2003
                                                    ---------------------------------   ---------------------------------
                                                      three-month        six-month        three-month        six-month
                                                        period            period            period            period
                                                    ---------------  ----------------   ---------------    --------------
Cash flows from investing activities:
  Proceeds from disposal of utility plant           KRW       2,846             3,882   KRW      10,072            28,501
  Additions to utility plant                             (1,069,409)       (1,624,289)       (1,189,596)       (1,975,701)
  Receipt of construction grants                            165,123           282,616           156,222           279,460
  Proceeds from disposal of investment
   securities                                               786,492           806,941           478,571           542,961
  Acquisition of investment securities                       (1,869)           (1,892)           (4,750)          (12,750)
  Increase in long-term loans                                (4,423)          (16,301)             (241)          (12,356)
  Acquisition of intangibles                                 (3,505)           (3,677)           (1,159)           (3,685)
  Collection of short-term loans                              2,314             4,623             2,105             4,215
  Decrease in other non-current assets                       14,603             7,531             3,996             5,714
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash used in investing activities                  (107,828)         (540,566)         (544,780)       (1,143,641)
                                                    ---------------   ---------------   ---------------   ---------------
Cash flows from financing activities:
  Proceeds from long-term debt                            1,511,265         1,881,446         1,150,346         1,580,045
  Repayment of short-term borrowings                              -           (16,245)                -                 -
  Repayment of long-term debt                            (1,768,436)       (1,965,267)         (311,614)         (449,089)
  Acquisition of treasury stock                                   -                 -                 -          (180,120)
  Dividends paid                                           (661,524)         (661,537)         (511,744)         (511,753)
  Payments under currency swap contracts                          -           (81,395)           (6,042)          (87,013)
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash provided by (used in)
     financing activities                                  (918,695)         (842,998)          320,946           352,070
                                                    ---------------   ---------------   ---------------   ---------------
Net increase (decrease) in cash
 and cash equivalents                                      (304,235)           16,319           (28,380)         (251,820)

Cash and cash equivalents,
 at beginning of the period                                 687,371           366,817           386,616           610,056
                                                    ---------------   ---------------   ---------------   ---------------
Cash and cash equivalents,
 at end of the period                               KRW     383,136           383,136   KRW     358,236           358,236
                                                    ===============   ===============   ===============   ===============

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                     (In thousands of U.S. dollars (note 2))

                                                                  2004                                2003
                                                    ---------------------------------   ---------------------------------
                                                      three-month        six-month        three-month        six-month
                                                        period            period            period            period
                                                    ---------------   ---------------   ---------------   ---------------
Cash flows from investing activities:
  Proceeds from disposal of utility plant           $         2,469             3,368   $         8,739            24,730
  Additions to utility plant                               (927,904)       (1,409,361)       (1,032,187)       (1,714,274)
  Receipt of construction grants                            143,274           245,220           135,551           242,482
  Proceeds from disposal of investment
   securities                                               682,423           700,166           415,246           471,116
  Acquisition of investment securities                       (1,622)           (1,642)           (4,121)          (11,063)
  Increase in long-term loans                                (3,657)          (14,144)             (209)          (10,721)
  Acquisition of intangibles                                 (3,041)           (3,190)           (1,006)           (3,197)
  Collection of short-term loans                              2,008             4,011             1,826             3,657
  Decrease in other non-current assets                       12,670             6,534             3,468             4,958
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash used in investing activities                   (93,560)         (469,038)         (472,693)         (992,312)
                                                    ---------------   ---------------   ---------------   ---------------
Cash flows from financing activities:
  Proceeds from long-term debt                            1,311,293         1,632,491           998,131         1,370,972
  Repayment of short-term borrowings                              -           (14,095)                -                 -
  Repayment of long-term debt                            (1,534,435)       (1,705,221)         (270,381)         (389,665)
  Acquisition of treasury stock                                   -                 -                 -          (156,286)
  Dividends paid                                           (573,990)         (574,002)         (444,030)         (444,037)
  Payments under currency swap contracts                          -           (70,625)           (5,243)          (75,500)
                                                    ---------------   ---------------   ---------------   ---------------
    Net cash provided by (used in)
     financing activities                                  (797,132)         (731,452)          278,477           305,484
                                                    ---------------   ---------------   ---------------   ---------------
Net increase (decrease) in cash
 and cash equivalents                                      (263,978)           14,160           (24,624)         (218,498)
Cash and cash equivalents,
 at beginning of the period                                 596,417           318,279           335,459           529,333
                                                    ---------------   ---------------   ---------------   ---------------
Cash and cash equivalents,
 at end of the period                               $       332,439           332,439   $       310,835           310,835
                                                    ===============   ===============   ===============   ===============

See accompanying notes to non-consolidated financial statements.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 2004 and 2003

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

        (a)     Description of Business

                Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

                As of June 30, 2004, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 27.03%, 26.93% and 29.61%, respectively, of the Company's shares.

                The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

        (b)     Basis of Presenting Financial Statements

                The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act ("KEPCO Act"), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (b)     Basis of Presenting Financial Statements, Continued

                Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

                The accompanying financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries. Instead, these entities are accounted for under the equity method of accounting (note 6).

                Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have any impact on the accompanying financial statements.

        (c)     Property, Plant and Equipment

                Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

                The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the six-month periods ended June 30, 2004 and 2003, the amounts of capitalized interest were KRW32,529 million and KRW45,897 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest rate amounted to KRW 112,962 million and nil, respectively for the six-month periods ended June 30, 2004 and 2003.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (c)     Property, Plant and Equipment, Continued

                The impact on the Company's financial position as of and for the six-month period ended June 30, 2004, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

                                                     Won (millions)
                                  -----------------------------------------------------
                                   Construction     Total      Interest   Income before
                                   in-progress      assets     expense    income taxes
                                  -------------   ----------   --------   -------------
                 Capitalized      KRW 2,950,197   57,048,039    298,721       1,935,900
                 Expensed             2,917,668   57,015,510    331,250       1,903,371
                                  -------------   ----------   --------   -------------
                                  KRW    32,529       32,529    (32,529)         32,529
                                  =============   ==========   ========   =============

                Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                        Estimated useful life
                                        ---------------------
                     Buildings                8, 15, 30
                     Structures               8, 15, 30
                     Machinery                   16
                     Ships                        9
                     Vehicles                     4
                     Others                       4

                The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

                 .      Grants from the government or public institutions
                 .      Funds, construction materials or other items contributed
                        by customers

                Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received KRW282,616 million and KRW279,460 million of construction grants, and offset KRW71,424 million and KRW61,285 million against depreciation expense, and KRW18,333 million and KRW18,274 million against utility plant removal cost for the six-month periods ended June 30, 2004 and 2003, respectively.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (d)     Leases

                The Company accounts for and classifies its lease transactions as either operating or capital leases, depending on the terms of the lease under Korea Lease Accounting Standards. If a lease is substantially noncancellable and meets any of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.

                - Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

                -       The lease has a bargain purchase option.

                - The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

                - The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

                If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

        (e)     Investments in Securities

                Debt and equity securities are classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

                Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

                Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (e)     Investments in Securities, Continued

                Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

        (f)     Investment Securities under the Equity Method of Accounting

                Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

                Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

                Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

        (g)     Intangible Assets

                Intangible assets are stated at cost less accumulated amortization, as described below.

                (i)     Research and Development Costs

                        Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

                        Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

                (ii)    Other Intangible Assets

                        Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (h)     Cash Equivalents

                The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

        (i)     Financial Instruments

                Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits, restricted bank deposits.

        (j)     Allowance for Doubtful Accounts

                Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

        (k)     Inventories

                Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year. In accordance with the Company's policy for physical inventory counts, the Company did not perform a physical count of the inventory as of June 30, 2004 and 2003.

                Effective January 1, 2004, the Company adopted Statement of Korea Accounting Standards No. 10, "Inventories". Through 2003, a valuation loss incurred when the market value of inventory falls below its carrying amount was reported as non-operating expense. In 2004, in accordance with SKAS No. 10, the Company included inventory valuation loss in its power generation, transmission and distribution costs ("a component of operating expenses").

        (l)     Long-Lived Assets

                The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (m)     Valuation of Receivables and Payables at Present Value

                Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

        (n)     Convertible Bonds

                When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants shall be recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

                The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

                When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

        (o)     Discount (Premium) on Debentures

                Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

        (p)     Retirement and Severance Benefits

                Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

                Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (q)     Reserve for Self-Insurance

                The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

        (r)     Foreign Currency Translation

                Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at KRW1,152.5 to US$1, the rate of exchange on June 30, 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

                Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

        (s)     Derivatives

                Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

                However, for derivative instruments with the purpose of hedging the exposure to variability in expected future cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

        (t)     Contingent Liabilities

                Contingent losses are generally recognized as a liability when probable and reasonably estimable.

        (u)     Revenue Recognition

                The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People's Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company's revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(1) Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

        (v)     Income Taxes

                Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

                Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

                Deferred tax assets are recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

        (w)     Dividends payable

                Dividends are recorded when approved by the board of director and shareholders.

        (x)     Prior Period Adjustments

                Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

        (y)     Earnings Per Share

                Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

        (z)     Use of Estimates

                The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(2)     Basis of Translating Financial Statements

        The financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of KRW1,152.5 to US$1, the basic exchange rate on June 30, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)     Property, Plant and Equipment

        (a)     Asset revaluation

                The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

        (b)     Officially Declared Value of Land

                The officially declared value of land at June 30, 2004, as announced by the Minister of Construction and Transportation, is as follows:

                                                                       Won (millions)
                                                              --------------------------------
                              Purpose                            Book value     Declared value
                -----------------------------------           ---------------   --------------
                Transmission and distribution sites
                 and other                                    KRW   3,333,030        3,429,396

                The officially declared value, which is used for government purposes, is not intended to represent fair value.

        (c)     Utility plant

                Utility plants and accumulated depreciation as of June 30, 2004 and December 31, 2003 are as follows:

                (i)     Cost

                                                               Won (millions)
                                                   -----------------------------------
                                                         2004                2003
                                                   -----------------   ---------------
                        Land                       KRW     3,333,030         3,327,851
                        Buildings                          2,362,522         2,323,204
                        Structures                        24,665,148        24,120,887
                        Machinery                          7,290,030         7,136,620
                        Vehicles                              57,850            59,011
                        Ships                                    252               252
                        Others                               284,216           267,456
                                                   -----------------   ---------------
                                                          37,993,048        37,235,281
                        Construction in-progress           2,950,196         2,266,928
                                                   -----------------   ---------------
                                                          40,943,244        39,502,209
                                                   =================   ===============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(3)     Property, Plant and Equipment, Continued

        (c)     Utility Plant, Continued

                (ii)    Accumulated depreciation

                                                              Won (millions)
                                                   -----------------------------------
                                                         2004                2003
                                                   -----------------   ---------------
                        Buildings                  KRW       530,130           465,338
                        Structures                         4,068,600         3,686,719
                        Machinery                          3,405,495         3,055,912
                        Vehicles                              46,111            46,313
                        Ships                                    211               205
                        Others                               232,542           217,886
                                                   -----------------   ---------------
                                                   KRW     8,283,089         7,472,373
                                                   =================   ===============

(4)     Intangibles

        Changes of intangibles for the six-month period ended June 30, 2004 are as follows:

                                                    Won (millions)
                             ---------------------------------------------------------------
                              December 31,   Acquisition                          June 30,
                                 2003       and transfers     Amortization          2004
                             -------------  -------------     -------------    -------------
         Development costs
         Others              KRW   106,834         12,253            18,004          101,083
                                    37,533          6,362             7,498           36,397
                             -------------  -------------     -------------    -------------
                             KRW   144,367         18,615            25,502          137,480
                             =============  =============     =============    =============

        In addition, the Company expensed ordinary development expenses amounting to KRW45,738 million and KRW39,848 million for the six-month periods ended June 30, 2004 and 2003, respectively.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(5)     Insured Assets

        Insured assets as of June 30, 2004 are as follows:

                                                                   Won (millions)
            Insured assets                 Insurance type          Insured value                Insurer
        ------------------------       -----------------------     --------------     ----------------------------
        Buildings and machinery        Fire insurance              KRW    386,458     Samsung Insurance Co., Ltd.
                                                                                       and others
        Buildings                      General insurance                  145,383     Dongyang Insurance Co., Ltd.
                                                                                       and others
        Construction in progress       Assemble insurance                 365,312     LG Fire Insurance Co., Ltd.
                                                                                       and others
        Construction in progress       Construction insurance              90,417     Hyundai Marine Fire Insurance
                                                                                       Co., Ltd. and others

        In addition, the Company carries damage insurance for construction of its light-water nuclear reactor in North Korea, general insurance for vehicles and movables, marine cargo insurance for inventories, group casualty insurance for its employees and compensation liability insurance for its directors.

(6)     Investments

        (a) Investments other than those under the equity method as of June 30, 2004 and December 31, 2003 are summarized as follows:

                                                                               Won (millions)
                                                      ---------------------------------------------------------------
                                                                                   2004
                                                      ---------------------------------------------------------------
                                                                                 Unrealized
                                                                   Acquisition     holding      Fair         Book
                                                           %          cost         losses       value        value
                                                      ----------   -----------   ----------   ----------   ----------
                Available-for-sale:
                  Equity securities:

                    Energy Savings
                     Investment Cooperatives           25.0~48.0   KRW   5,000            -         (*1)        5,000
                    Korea Power Exchange                    50.0        64,476            -         (*1)       64,476
                    Hwan Young Steel Co., Ltd. (*2)         0.14         1,364            -            -          120
                    Investment securities in
                     treasury stock fund (*3)                  -        18,271        6,504       11,767       11,767
                                                                   -----------   ----------   ----------   ----------
                                                                        89,111        6,504       11,767       81,363
                                                                   -----------   ----------   ----------   ----------
                Held-to-maturity:
                  Government bonds                                          58            -            -           58
                                                                   -----------   ----------   ----------   ----------
                      Total                                        KRW  89,169        6,504       11,767       81,421
                                                                   ===========   ==========   ==========   ==========

                (*1)    Fair values are not available

                (*2) The Company recognized an impairment loss of KRW1,244 million that was deemed as an other-than-temporary decline.

                (*3) The Company has an investment in a treasury stock fund composed of treasury stock and other investment securities. The other investment securities are recorded as available-for-sale securities. The treasury stock is recorded as a capital adjustment (note 15).

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

                        Losses on valuation of these available-for-sale securities recorded as a capital adjustment, amount to KRW6,504 million and KRW8,714 million as of June 30, 2004 and December 31, 2003, respectively.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(6)     Investments, Continued

                                                                               Won (millions)
                                                      ---------------------------------------------------------------
                                                                                   2003
                                                      ---------------------------------------------------------------
                                                                                 Unrealized
                                                                   Acquisition     holding      Fair         Book
                                                           %          cost         losses       value        value
                                                      ----------   -----------   ----------   ----------   ----------
                Available-for-sale:
                  Equity securities:
                    Securities Market
                     Stabilization Fund                     7.64   KRW   7,763            -          (*)        7,763
                    Energy Savings
                     Investment Cooperatives           25.0~48.0         5,000            -          (*)        5,000
                    Korea Power Exchange                    50.0        62,606            -          (*)       62,606
                    Hwan Young Steel Co., Ltd.              0.14         1,364            -            -          120
                    Investment securities in
                     Treasury stock fund                       -        26,295        8,714       17,581       17,581
                                                                   -----------   ----------   ----------   ----------
                                                                       103,028        8,714       17,581       93,070
                                                                   -----------   ----------   ----------   ----------
                Held-to-maturity:
                  Government bonds                                          36            -            -           36
                                                                   -----------   ----------   ----------   ----------
                      Total                                        KRW 103,064        8,714   KRW 17,581       93,106
                                                                   ===========   ==========   ==========   ==========

                (*)     Fair values are not available

        (b) Investments in affiliated companies accounted for using the equity method as of June 30, 2004 are as follows:

                                                                                        Won (millions)
                                                                  -----------------------------------------------------------
                                                                                            2004
                                                                  -----------------------------------------------------------
                                                                   Percentage     Acquisition      Net asset
                          Affiliate                               of ownership       Cost            value       Book value
                -----------------------------                     ------------   --------------   ------------  -------------
                Korea Hydro & Nuclear Power Co., Ltd. (*1)             100.0     KRW  9,364,799     11,204,514     11,204,514
                Korea South-East Power Co., Ltd. (*1)                  100.0          1,232,004      1,931,375      1,931,375
                Korea Midland Power Co., Ltd. (*1)                     100.0          1,325,891      2,047,731      2,047,731
                Korea Western Power Co., Ltd. (*1)                     100.0          1,442,638      1,987,417      1,987,417
                Korea Southern Power Co., Ltd. (*1)                    100.0          1,797,378      2,106,073      2,106,073
                Korea East-West Power Co., Ltd. (*1)                   100.0          2,322,905      2,440,284      2,440,284
                Korea Power Engineering Co., Ltd. (*1)                  97.9              4,991        198,837         61,783
                Korea Plant Service & Engineering Co., Ltd.(*1)        100.0              6,000        268,567        268,567
                KEPCO Nuclear Fuel Co., Ltd. (*1)                       96.4             89,757        164,468        150,956
                Korea Electric Power Data Network Co., Ltd. (*1)       100.0             64,000        133,989        109,661
                Korea Electric Power Industrial
                 Development, Ltd. (*1)                                 49.0              7,987         20,591         20,591
                Powercomm Corporation (*1)                              43.1            323,470        374,389        374,389
                Korea Gas Corporation (*1)                              24.5             94,500        778,824        778,824
                Korea District Heating Co. (*1)                         26.1              5,660        168,996        168,996
                KEPCO International Hong Kong Ltd. (*1, *2)            100.0             20,000        186,913        186,913
                KEPCO International Philippines Inc. (*1, *2)          100.0             91,716        111,866        111,866
                                                                                 --------------   ------------  -------------
                                                                                 KRW 18,193,696     24,124,834     23,949,940
                                                                                 ==============   ============  =============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(6)     Investments, Continued

        (*1) The Company used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.

                The Company eliminated the unrealized gains arising from the transactions with the above affiliates. The eliminated unrealized gain arising from transactions with Korea Power Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to KRW137,054 million, KRW13,512 million and KRW24,328 million, respectively, for the six-month period ended June 30, 2004

        (*2) As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), when applying the equity method, the Company accounts for equity incomes from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., that include the changes in the net equity of KEPHILCO and KEILCO, respectively.

        Investments in affiliated companies accounted for using equity method as of December 31, 2003 are as follows:

                                                                                        Won (millions)
                                                                  -----------------------------------------------------------
                                                                                            2003
                                                                  -----------------------------------------------------------
                                                                   Percentage     Acquisition      Net asset
                          Affiliate                               of ownership       Cost            value       Book value
                -----------------------------                     ------------   --------------   ------------  -------------
                Korea Hydro & Nuclear Power Co., Ltd.                  100.0     KRW  9,364,799     11,014,714     11,014,714
                Korea South-East Power Co., Ltd.                       100.0          1,232,004      1,990,715      1,990,715
                Korea Midland Power Co., Ltd.                          100.0          1,325,891      2,080,695      2,080,695
                Korea Western Power Co., Ltd.                          100.0          1,442,638      1,988,052      1,988,052
                Korea Southern Power Co., Ltd.                         100.0          1,797,378      2,092,460      2,092,460
                Korea East-West Power Co., Ltd.                        100.0          2,322,905      2,424,164      2,424,164
                Korea Power Engineering Co., Ltd.                       97.9              4,991        195,624         69,038
                Korea Plant Service & Engineering Co., Ltd.            100.0              6,000        267,041        267,041
                KEPCO Nuclear Fuel Co., Ltd.                            96.4             89,757        157,701        145,098
                Korea Electric Power Data Network Co., Ltd.            100.0             64,000        129,724        115,382
                Korea Electric Power Industrial
                 Development, Ltd.                                      49.0              7,987         22,092         22,092
                Powercomm Corporation                                   43.1            323,470        363,687        363,687
                Korea Gas Corporation                                   24.5             94,500        740,280        740,280
                Korea District Heating Co.                              26.1              5,660        159,165        159,165
                KEPCO International Hong Kong Ltd.                     100.0             20,000        173,629        173,629
                KEPCO International Philippines Inc.                   100.0             91,716        126,052        126,052
                                                                                 --------------   ------------  -------------
                                                                                 KRW 18,193,696     23,925,795     23,772,264
                                                                                 ==============   ============  =============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(6)     Investments, Continued

        (c) Changes in investments in affiliated companies under the equity method for the six-month period ended June 30, 2004 are as follows:

                                                                              Won (millions)
                                             -------------------------------------------------------------------------------
                                                                                   2004
                                             -------------------------------------------------------------------------------
                                             Book value as of  Equity income      Capital                   Book value as of
             Affiliate                        January 1, 2004      (loss)       adjustment    Others(*)      June 30, 2004
        ---------------------                ----------------  -------------   -----------   -----------   -----------------
        Korea Hydro & Nuclear
         Power Co., Ltd.                     KRW   11,014,714        427,426             -      (237,626)         11,204,514
        Korea South-East Power Co., Ltd.            1,990,715        107,010             -      (166,350)          1,931,375
        Korea Midland Power Co., Ltd.               2,080,695         84,861           (53)     (117,772)          2,047,731
        Korea Western Power Co., Ltd.               1,988,052         88,322        (2,717)      (86,240)          1,987,417
        Korea Southern Power Co., Ltd.              2,092,460         77,930           335       (64,652)          2,106,073
        Korea East-West Power Co., Ltd.             2,424,164         48,916         1,018       (33,814)          2,440,284
        Korea Power Engineering Co., Ltd.              69,038          6,849             -       (14,104)             61,783
        Korea Plant Service &
         Engineering Co., Ltd.                        267,041         20,326             -       (18,800)            268,567
        KEPCO Nuclear Fuel Co., Ltd.                  145,098          7,881             -        (2,023)            150,956
        Korea Electric Power Data
         Network Co., Ltd.                            115,382         (3,741)          420        (2,400)            109,661
        Korea Electric Power Industrial
         Development, Ltd.                             22,092          2,419             -        (3,920)             20,591
        Powercomm Corporation                         363,687         11,418           578        (1,294)            374,389
        Korea Gas Corporation                         740,280         65,287         4,441       (31,184)            778,824
        Korea District Heating Co.                    159,165         10,887            (1)       (1,055)            168,996
        KEPCO International Hong Kong Ltd.            173,629         23,497       (10,213)            -             186,913
        KEPCO International
         Philippines Inc.                             126,052         12,443       (16,158)      (10,471)            111,866
                                             ----------------  -------------   -----------   -----------   -----------------
                                             KRW   23,772,264        991,731       (22,350)     (791,705)         23,949,940
                                             ================  =============   ===========   ===========   =================

                (*)     Others represent dividends from the affiliates.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(6)     Investments, Continued

        Changes in investments in affiliated companies under the equity method for the year ended December 31, 2003 are as follows:

                                                                              Won (millions)
                                             -------------------------------------------------------------------------------
                                                                                   2003
                                             -------------------------------------------------------------------------------
                                             Book value as of                    Capital                   Book value as of
             Affiliate                        January 1, 2003  Equity income    adjustment     Others(*)   December 31, 2003
        ---------------------                ----------------  -------------   -----------    -----------  -----------------
        Korea Hydro & Nuclear
         Power Co., Ltd.                     KRW   10,577,527        652,182             -       (214,995)        11,014,714
        Korea South-East Power Co., Ltd.            1,679,117        345,669          (801)       (33,270)         1,990,715
        Korea Midland Power Co., Ltd.               1,781,127        345,230           223        (45,885)         2,080,695
        Korea Western Power Co., Ltd.               1,772,973        254,077         5,002        (44,000)         1,988,052
        Korea Southern Power Co., Ltd.              1,953,743        182,849          (261)       (43,871)         2,092,460
        Korea East-West Power Co., Ltd.             2,373,207         84,995        (3,298)       (30,740)         2,424,164
        Korea Power Engineering Co., Ltd.              51,991         28,800             -        (11,753)            69,038
        Korea Plant Service &
         Engineering Co., Ltd.                        238,947         37,094             -         (9,000)           267,041
        KEPCO Nuclear Fuel Co., Ltd.                  134,538         12,487             -         (1,927)           145,098
        Korea Electric Power Data
         Network Co., Ltd.                            118,075          1,807             -         (4,500)           115,382
        Korea Electric Power Industrial
         Development, Ltd.                             40,730          3,114             -        (21,752)            22,092
        Powercomm Corporation                         359,090         10,421         1,188         (7,012)           363,687
        Korea Gas Corporation                         690,705         73,329         4,596        (28,350)           740,280
        Korea District Heating Co.                    147,898         13,304        (1,358)          (679)           159,165
        KEPCO International Hong Kong Ltd.            124,808         56,817        (7,996)             -            173,629
        KEPCO International
         Philippines Inc.                             108,255         21,343        (4,769)         1,223            126,052
                                             ----------------  -------------   -----------    -----------  -----------------
                                             KRW   22,152,731      2,123,518        (7,474)      (496,511)        23,772,264
                                             ================  =============   ===========    ===========  =================

        (*) Other are composed of acquisition (disposal) amounts of investment securities and dividends from the affiliates.

(7)     Loans to employees

        The Company has provided housing and tuition loans to employees as follows as of June 30, 2004 and December 31, 2003:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Short-term loans                  KRW       9,518             9,267
           Long-term loans                           153,794           142,368
                                             ---------------    --------------
                                             KRW     163,312           151,635
                                             ===============    ==============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(8)     Other Non-current Assets

        Other non-current assets as of June 30, 2004 and December 31, 2003 are as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Long-term trade receivable, net   KRW       2,509             2,509
           Deposit received                           65,976            58,135
           Others                                     82,086            82,466
                                             ---------------    --------------
                                             KRW     150,571           143,110
                                             ===============    ==============

(9)     Cash and Cash Equivalents

        Cash and cash equivalents as of June 30, 2004 and December 31, 2003 are summarized as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Cash and cash equivalents:
             Cash on hand                    KRW          81                71
             Sundry deposits                         335,500           366,558
             Cash equivalents (*)                     47,555               188
                                             ---------------    --------------
                                                     383,136           366,817
                                             ===============    ==============

        (*) Cash equivalents consist of money market funds, money market deposit accounts and time deposits with maturities of three months or less at the acquisition date.

(10)    Short-term financial Instruments

        Short-term financial instruments as of June 30, 2004 and December 31, 2003 are summarized as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Time Deposits                                   -            13,000
           Trust accounts                                  -            43,000
           Repurchase agreements                      46,000             5,000
                                             ---------------    --------------
                                                      46,000            61,000
                                             ===============    ==============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(11)    Inventories

        Inventories as of June 30, 2004 and December 31, 2003 are summarized as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Raw materials                     KRW       3,240             1,991
           Supplies                                   70,021            73,066
           Other                                       5,767             3,739
                                             ---------------    --------------
                                             KRW      79,028            78,796
                                             ===============    ==============

(12)    Other Current Assets

        Other current assets at June 30, 2004 and December 31, 2003 are summarized as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Held-to-maturity securities (*)   KRW           2                 5
           Short-term loans to
            employees (note 7)                         9,518             9,267
           Accrued interest income                     1,297             2,777
           Advance payments                            1,536               297
           Prepaid expenses                           19,675             3,244
           Other current assets                      122,616           106,331
                                             ---------------    --------------
                                             KRW     154,644           121,921
                                             ===============    ==============

        (*) Held-to-maturity securities consist of government and municipal bonds

(13)    Capital Surplus

        Capital surplus as of June 30, 2004 and December 31, 2003 are as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Paid-in capital in excess of
            par value                        KRW     811,296           811,301
           Reserves for asset revaluation         12,552,973        12,552,973
           Other capital surplus                   1,006,088         1,009,505
                                             ---------------    --------------
                                             KRW  14,370,357        14,373,779
                                             ===============    ==============

        The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of KRW12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(14)    Retained Earnings

        Appropriated retained earnings as of June 30, 2004 and December 31, 2003 are summarized as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Legal reserve                     KRW   1,601,871         1,600,252
           Reserve for business
            rationalization                           31,900            31,900
           Reserve for business expansion         12,438,120        10,925,338
           Reserve for investment on social
            overhead capital                       5,092,449         5,012,449
           Reserve for research and human
            development                              180,000           120,000
           Voluntary reserve                         210,000           210,000
                                             ---------------    --------------
                                             KRW  19,554,340        17,899,939
                                             ===============    ==============

        The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

        Under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

        The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(15)    Capital Adjustments

        Capital adjustments as of June 30, 2004 and December 31, 2003 are as follows:

                                                       Won (millions)
                                             ---------------------------------
                                                   2004               2003
                                             ---------------    --------------
           Treasury stock                    KRW    (199,985)         (195,379)
           Loss on valuation of available-
            for-sale securities                       (6,504)           (8,714)
           Equity income of affiliates                31,061            53,412
                                             ---------------    --------------
                                             KRW    (175,428)         (150,681)
                                             ===============    ==============

        The Company has shares held as treasury stock amounting to KRW 199,985 million (11,068,050 shares) and KRW 195,379 million (10,713,050 shares) as of June 30, 2004 and December 31, 2003, respectively, for the purpose of stock price stabilization.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(16)    Long-term borrowings

        Long-term borrowings as of June 30, 2004 and December 31, 2003 are as follows:

        (a)     Local currency long-term borrowings

                                                                                                    Won (millions)
                                                                          Annual           ------------------------------
                     Lender                        Type               interest rate (%)         2004             2003
                -------------------            ----------------       -----------------    --------------   -------------
                Korea Development Bank         Industrial facility       4.76~7.50         KRW  4,004,834       3,505,628
                Others                                                   5.50~6.00                     34              35
                                                                                           --------------   -------------
                   Less: Current portion                                                         (728,281)       (715,775)
                                                                                           --------------   -------------
                                                                                           KRW  3,276,587       2,789,888
                                                                                           ==============   =============

        (b)     Foreign currency long-term borrowings

                                                                                                    Won (millions)
                                                                          Annual           ------------------------------
                     Lender                        Type               interest rate (%)         2004             2003
                -------------------            -------------          -----------------    --------------   -------------
                Barclays International
                 Financial Services                                     6 month Libor
                 (Ireland) Ltd.                Commercial                   +0.45          KRW     90,528         187,851

                  Less: Current portion                                                           (90,528)       (187,851)
                                                                                           --------------   -------------
                                                                                           KRW          -               -
                                                                                           ==============   =============

        (c)     Debentures

                                                                                                Won (millions)
                                                                          Annual           ------------------------------
                     Lender                                           interest rate (%)         2004             2003
                -------------------                                   -----------------    --------------   -------------
                Local currency debentures
                 (Electricity bonds)                                     4.59~9.67         KRW  3,855,000       4,235,000
                Foreign currency debentures(*)                           1.18~8.28              5,218,686       5,530,157
                                                                                           --------------   -------------
                                                                                                9,073,686       9,765,157
                                                                                           --------------   -------------
                    Less: Current portion                                                      (2,451,855)     (3,122,750)
                          Discount                                                                (45,093)        (46,056)
                                                                                           --------------   -------------
                                                                                           KRW  6,576,738       6,596,351
                                                                                           ==============   =============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(16)    Long-term borrowings, Continued

        (*) In 2003, the Company sold debentures of US$ 250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000 thousand, the details of which are as follows:

        -       Maturity date: November 26, 2008
        - Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm Corporation.
        - Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR)
        - Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity
        - Exchange price: 120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.
        - Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
        - Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

        The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

        (d)     Exchangeable bonds

                                                                                 Won (millions)
                                                         Annual          ------------------------------
                         Description                interest rate (%)         2004             2003
             ------------------------------------   -----------------    --------------   -------------
             Overseas exchangeable bonds                  0.00           KRW    277,256         277,256
               Plus: Premium on debentures issued                                18,870          20,987
               Less: Conversion right adjustment                                (39,398)        (43,817)
                                                                         --------------   -------------
                                                                                256,728         254,426
                                                                         ==============   =============

        On November 4, 2003, the Company issued overseas exchangeable bonds of Japanese Yen 28,245,468 thousand at a premium value. The details of the bonds are as follows:

        -       Maturity date: November 4, 2008
        -       Amount to be paid at maturity: JPY 25,935,061 thousand
        - Exchange period: From December 15, 2003 to 10th day prior to its maturity
        - Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).
        -       Exchange price: (pound) 30,000 per share
        - Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000 thousand on November 6, 2006.

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(16)    Long-term borrowings, Continued

        (e)     Leases

                (i) The Company entered into a capital lease agreement with Korea Development Leasing Corporation for certain computer systems, of which book value is KRW 1,727 million as of June 30, 2004. Depreciation of the leased assets amounted to KRW 2,099 million for the six-month period ended June 30, 2004

                (ii) Annual payments under capital and operating lease agreements as of June 30, 2004 are as follows:

                                                                     Won (millions)
                                                      --------------------------------------
                         Year ended June 30             Capital lease       Operating lease
                         -------------------          -----------------    -----------------
                               2005                   KRW         1,474                  587
                                                                           =================
                          Less : Interest                           (29)
                                 Current portion                 (1,445)
                                                      -----------------
                                                      KRW             -
                                                      =================

        (f) Foreign currency debts, by currency, as of June 30, 2004 and December 31, 2003 are as follows:

                                                              Won (millions), USD, JPY, EUR and GBP (thousands)
                                                 --------------------------------------------------------------------------
                                                                2004                                    2003
                                                 --------------------------------------------------------------------------
                                                    Foreign               Won                Foreign              Won
                                                    currency           equivalent            currency          equivalent
                                                 ----------------    ---------------     ----------------    --------------
                Current portion of long-term
                 borrowings                      USD       75,000    KRW      90,528     USD      150,000    KRW    187,851
                                                                     ---------------                         --------------
                Debentures                       USD    3,180,360          3,669,562     USD    2,902,030         3,480,249
                                                 JPY  137,500,000          1,463,041     JPY  175,060,000         1,959,972
                                                 EUR       25,183             35,097     EUR       25,183            37,839
                                                 GBP       24,467             50,986     GBP       24,467            52,097
                                                                     ---------------                         --------------
                                                                           5,218,686                              5,530,157
                Exchangeable bond                JPY   25,935,061            277,256     JPY   25,935,061           277,256
                                                                     ---------------                         --------------
                                                                     KRW   5,586,470                         KRW  5,995,264
                                                                     ===============                         ==============

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(16)    Long-term borrowings, Continued

        (g) Aggregate maturities of the Company's long-term debt as of June 30, 2004 are as follows:

                                                                  Won (millions)
                        -------------------------------------------------------------------------------------------------
                             Local        Foreign                                                  Capital
        Year ended         currency      currency     Electricity    Foreign      Exchangeable      lease
          June 30         borrowings    borrowings       bonds      debentures        bonds      obligations     Total
        -----------     -------------  -----------    -----------  ------------   -------------  -----------   ----------
            2005        KRW   728,281       90,528     1,290,000     1,161,855               -        1,445     3,272,109
            2006            1,040,453            -       390,000       916,091               -            -     2,346,544
            2007              834,147            -       580,000        52,495               -            -     1,466,642
            2008              559,043            -       600,000     1,146,094               -            -     2,305,137
            2009              177,735            -       875,000       527,810         277,256            -     1,857,801
         Thereafter           665,209            -       120,000     1,414,341               -            -     2,199,550
                        -------------  -----------    ----------   -----------   -------------  -----------   -----------
                        KRW 4,004,868       90,528     3,855,000     5,218,686         277,256        1,445    13,447,783
                        =============  ===========    ==========   ===========   =============  ===========   ===========

(17)    Assets and Liabilities Denominated in Foreign Currencies

        There are no significant liabilities denominated in foreign currencies other than those mentioned in Note 16(f). Major assets denominated in foreign currencies as of June 30, 2004 and December 31, 2003 are as follows:

                                                             2004                            2003
                                                 ----------------------------     -------------------------
                                                    Foreign           Won           Foreign         Won
                                                    currency       equivalent       currency     equivalent
                                                  (thousands)      (millions)     (thousands)    (millions)
                                                 -------------    -----------     -----------    ----------
                Cash and cash equivalents        USD       190    KRW     219     USD   4,578    KRW  5,484
                                                 JPY   788,659          8,392     JPY       -             -
                Trade receivables                USD       398            459     USD   4,959         5,940
                Other account receivables        USD         -              -     USD     607           727
                Other non-current                USD        98            112     USD      12            14
                 assets                          JPY     9,706            103     JPY   5,860            66
                                                 EUR         8             11     EUR       -             -
                                                                  -----------                    ----------
                                                                  KRW   9,296                    KRW 12,231
                                                                  ===========                    ==========

                        Korea Electric Power Corporation

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)

(18)    Retirement and Severance Benefits

        Changes in retirement and severance benefits for six-month period ended June 30, 2004 and for the year ended December 31, 2003 are summarized as follows:

                                                                      Won (millions)
                                                             --------------------------------
                                                                  2004              2003
                                                             --------------      ------------
        Estimated severance liability at beginning of year   KRW    316,503           226,708
        Provision for retirement and severance benefits              30,922            98,150
        Payments                                                     (5,395)           (8,355)
                                                             --------------      ------------
        Estimated severance liability at end of year                342,030           316,503

        Transfer to National Pension Fund                               (95)              (95)
                                                             --------------      ------------
          Net balance at end of year                         KRW    341,935           316,408
                                                             ==============      ============

(19)    Receivables at Prevent Value

        Present value discounts on receivables as of June 30, 2004 are as follows:

                                                                                             Won (millions)
                                                                                ----------------------------------------
                                                                                                               Present
                                     Interest rate (%)          Period          Nominal value    Discount       value
                                     -----------------          ------          -------------   -----------  -----------
        Other accounts
         receivable                       5.24, 6.00         2002.12~2005.12     KRW  177,729        18,229      159,500

        Long-term other
         accounts receivable              5.24, 6.00         2002.12~2005.12          257,500         6,625      250,875
                                                                                 ------------  ------------  -----------
                                                                                 KRW  435,229        24,854      410,375
                                                                                 ============  ============  ===========

(20)    Other Current Liabilities

        Other current liabilities as of June 30, 2004 and December 31, 2003 are as follows:

                                                                      Won (millions)
                                                             --------------------------------
                                                                  2004              2003
                                                             --------------      ------------
        Advance received                                     KRW     40,457               281
        Withholdings                                                124,682           141,623
        Unearned revenue                                              9,863             3,304
        Others                                                      314,453           321,302
                                                             --------------      ------------
                                                             KRW    489,455           466,510
                                                             ==============      ============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(21)    Derivative Instruments Transactions

        The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts. These contracts are recorded at fair value with the unrealized gains and losses being recorded in the statement of income.

        (a)     Currency swap contracts as of June 30, 2004 are as follows:

                                                             Contract amounts        Contract interest rate
                                                               in millions                  per annum
                                    Contract  Settlement  -----------------------  --------------------------
                                      Year       Year         Pay       Receive       Pay (%)     Receive (%)
                                    --------  ----------  -----------  ----------  -------------  -----------
The Sumitomo Bank Ltd.                1995       2005     US$     286  JPY 27,000      7.68          4.15
Mizuho Co., Ltd.                      1995       2005     US$     149  JPY 14,425    6M Libor        3.40
(formerly The Fuji Bank, Ltd.)                                                       + 0.155
Canadian Imperial Bank of Commerce    1996       2006     US$      97  JPY 10,000   Libor+ 0.13      3.80
J.P. Morgan Chase Bank                1996       2006     US$     200  JPY 21,000   Libor+ 0.14      4.00
Deutsche Bank                         1998       2004     JPY   1,705  US$     55      6.41          7.11
(formerly Bankers Trust Co.)                              EUR      13
                                                          CHF      20
                                                          CAD      20
Deutsche Bank                         1998       2004     JPY   2,945  US$     95      6.36          7.05
(formerly Bankers Trust Co.)                              EUR      22
                                                          CHF      35
                                                          CAD      34
J.P. Morgan Chase Bank & Deutsche     2002       2007     JPY  76,700  US$    650      1.18          4.25
 Bank (*1, *3)
Barclays Bank PLC, London             2002       2007     JPY  30,400  US$    250      1.04        3M Libor
                                                                                                    + 0.75
Deutsche Bank(*2)                     2003       2013     KRW 178,350  US$    150     CD+3.3         7.75
Union Bank of Switzerland (*2)        2003       2013     KRW 148,625  US$    125     CD+3.3         7.75
Credit Swiss First Boston(*2)         2003       2013     KRW  89,175  US$     75     CD+3.3         7.75

        (*1) If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

        (*2) The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 5,945 million with the amounts of KRW 5,000,000 multiplied by Spot FX rate (US$/KRW) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.

        (*3) The Company pays JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$ 650 million in September 2007.

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(21)    Derivative Instruments Transactions, Continued

        (b)     Interest rate swap contracts as of June 30, 2004 are as follows

                                                          Contract interest rate per annum
                                       Notional amount   -----------------------------------
                                         in millions          Pay (%)          Receive (%)       Term
                                       ---------------   ----------------   ----------------   ---------
        J.P. Morgan Chase Bank         US$         149         6.91           Libor+0.155      1995-2005
        Barclays Bank PLC, London      US$         150      6M Libor-1       6M Libor+0.45     1997-2004
        Shinhan Bank                   US$         100         6.50               6.75         1997-2004
        Deutsche Bank                  US$          55         6.93                            1998-2004
        (formerly Bankers Trust Co.)   JPY       1,705                            6.41
                                       EUR          13                            6.41
                                       CHF          20                            6.41
                                       CAD          20                            6.41
        Deutsche Bank                  US$          95         6.87                            1998-2004
        (formerly Bankers Trust Co.)   JPY       2,945                            6.36
                                       EUR          22                            6.36
                                       CHF          35                            6.36
                                       CAD          34                            6.36
        Deutsche Bank                  US$         100          Max               Max          1998-2007
        (formerly Bankers Trust Co.)                     (6,074-Libor, 0)   (Libor-6.074, 0)
        Deutsche Bank                  US$         100          Max               Max          1998-2007
        (formerly Bankers Trust Co.)                      (Libor-6.074,0)   (6.074-Libor, 0)
        Deutsche Bank                  KRW     178,350      5%+2X[JPY/           CD+3.3        2003-2013
                                                            KRW-11.03%]
        Union Bank of Switzerland      KRW     148,625      5%+2X[JPY/           CD+3.3        2003-2013
                                                            KRW-11.03%]
        Credit Swiss First Boston      KRW      89,175      5%+2X[JPY/           CD+3.3        2003-2013
                                                            KRW-11.03%]

        (c) Valuation gains and losses on swap contracts recorded as other income or expense for the six-month periods ended June 30, 2004 and 2003 are as follows:

                                                  Won (millions)
                                       ----------------------------------
                                            2004                 2003
                                       ---------------     --------------
                 Currency swap
                    Gains              KRW      16,239             29,801
                    Losses                     (34,335)           (27,347)

                 Interest rate swap
                    Gains                       56,517             11,205
                    Losses                      (1,575)            (8,528)
                                       ---------------     --------------
                                       KRW      36,846              5,131
                                       ===============     ==============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(22)    Power Generation, Transmission and Distribution Expenses

        Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2004 and 2003 are as follows:

                                                         Won (millions)
                                                -------------------------------
                                                     2004             2003
                                                --------------   --------------
        Material expenses:
          Oil                                   KRW      9,089            5,388
                                                --------------   --------------

        Labor expenses:
          Salaries                                     254,135          229,794
          Severance and retirement benefits             17,785           17,350
                                                --------------   --------------
                                                       271,920          247,144
        Overhead expenses:
          Employee benefits                             40,649           35,772
          Taxes and dues                                 2,182            1,700
          Rent                                          14,647           12,907
          Depreciation                                 789,405          740,485
          Maintenance                                  276,348          339,814
          Commission and consultation fees              40,288           31,275
          Compensation expense                           7,731           16,760
          Ordinary development expenses                 37,858           33,531
          Utility plant removal costs                   72,387           90,890
          Others                                        31,377           33,427
                                                --------------   --------------
                                                     1,312,872        1,336,561
                                                --------------   --------------
                                                KRW  1,593,881        1,589,093
                                                ==============   ==============

(23)    Selling, General and Administrative Expenses

        Details of selling, general and administrative expenses for the six-month periods ended June 30, 2004 and 2003 are as follows:

                                                        Won (millions)
                                                -------------------------------
                                                     2004             2003
                                                --------------   --------------

        Salaries                                KRW    171,111          156,205
        Employee benefits                               30,311           24,834
        Taxes and dues                                   2,189            1,811
        Rent                                             5,798            8,282
        Depreciation and amortization                   16,695           20,088
        Maintenance                                      6,101            5,459
        Commission and consultation fees                32,972           39,299
        Ordinary development                             7,840            6,289
        Promotion                                        9,682            8,636
        Bad debts                                        8,184            5,722
        Communication                                   13,328           12,153
        Insurance                                          494            4,462
        Rewards                                            922              296
        Miscellaneous                                  161,521          144,152
                                                --------------   --------------
                                                KRW    467,148          437,688
                                                ==============   ==============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(24)    Income Taxes

        (a) The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

                   Taxable earnings         Prior to 2005     Thereafter
                 --------------------       -------------     ----------
                 Up to KRW100 million           16.5%            14.3%
                  Over KRW100 million           29.7%            27.5%

        In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

        The components of income tax expense for the six-month periods ended June 30, 2004 and 2003 are summarized as follows:

                                                        Won (millions)
                                                -------------------------------
                                                     2004             2003
                                                --------------   --------------

                   Current income tax expense   KRW    443,436          309,167
                   Deferred income tax expense          28,022          162,152
                                                --------------   --------------
                                                KRW    471,458          471,319
                                                ==============   ==============

        (b) The provision for income taxes calculated using the normal tax rates differs from the actual provision for the six-month periods ended June 30, 2004 and 2003 for the following reasons:

                                                                          Won (millions)
                                                                  -----------------------------
                                                                      2004             2003
                                                                  -------------   -------------
                Provision for income taxes at normal tax rates    KRW   574,919         521,087
                Tax effects of permanent differences, primarily
                 dividend income                                       (104,497)        (49,648)
                Tax credit                                               (1,035)              -
                Other, net                                                    -            (120)
                                                                  -------------   -------------
                    Actual provision for income taxes             KRW   471,458         471,319
                                                                  =============   =============

        The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 24.35 % and 26.86 % for the six-month periods ended June 30, 2004 and 2003, respectively.

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(24)    Income Taxes, Continued

        (c) The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of June 30, 2004 and December 31, 2003 are presented below:

                                                                   Won (millions)
                                                           -------------------------------
                                                                2004             2003
                                                           --------------   --------------
        Deferred tax assets:
          Loss on valuation of derivatives                 KRW    123,124          115,270
          Retirement and severance benefits                        56,640           52,379
          Deferred foreign exchange translation loss               12,759           14,655
          Other                                                   161,532          266,562
                                                           --------------   --------------
            Total deferred tax assets                             354,055          448,866
                                                           --------------   --------------

        Deferred tax liabilities:
          Gain on valuation of derivatives                        106,059           86,309
          Deferred foreign exchange translation gain               31,461           37,176
          Reserve for social overhead capital investment          136,927          270,239
          Gain on valuation of investment securities
           using the equity method                              1,572,165        1,517,158
                                                           --------------   --------------
            Total deferred tax liabilities                      1,846,612        1,910,882
                                                           --------------   --------------
            Net deferred tax liabilities                   KRW (1,492,557)      (1,462,016)
                                                           ==============   ==============

(25)    Earnings Per Share

        Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding.

                                                                         Won
                                                           -------------------------------
                                                                2004             2003
                                                           --------------   --------------
        Net income in million Won                          KRW  1,464,442        1,283,226
        Weighted-average number of common shares
         outstanding                                          629,858,023      631,387,812
                                                           --------------   --------------
        Earnings per common share in Won                   KRW      2,325            2,032
                                                           ==============   ==============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(25)    Earnings Per Share, Continued

        Diluted earnings per share for the six-month periods ended June 30, 2004 and 2003 are calculated as follows:

                                                                         Won
                                                           -------------------------------
                                                                2004             2003
                                                           --------------   --------------
        Net income in million Won                          KRW  1,464,442        1,283,226
        Exchangeable bond interest in million Won                   1,617                -
                                                           --------------   --------------
                                                                1,466,059        1,283,226
                                                           --------------   --------------
        Weighted-average number of common shares and
         diluted securities outstanding                       639,857,870      631,387,812
                                                           --------------   --------------
        Diluted earnings per share in Won                  KRW      2,291            2,032
                                                           ==============   ==============

(26)    Transactions and Balances with Related Companies

        (a) Transactions with related parties for the six-month periods ended June 30, 2004 and 2003 are as follows:

                                                                                                    Won (millions)
                                                                                            -----------------------------
                    Related party                            Transaction                         2004           2003
        ---------------------------------------   ---------------------------------------   -------------   -------------
        Sales and other income:
          Korea Hydro & Nuclear Power Co., Ltd.   Sales of electricity and others           KRW    65,380          50,845
          Korea South-East Power Co., Ltd.                        "                                13,814          17,148
          Korea Midland Power Co., Ltd.                           "                                 9,902          13,431
          Korea Western Power Co., Ltd.                           "                                12,995          17,268
          Korea Southern Power Co., Ltd.                          "                                 8,241           8,588
          Korea East-West Power Co., Ltd.                         "                                 2,012          19,290
          Others                                                  "                                48,568          39,483
                                                                                            -------------   -------------
                                                                                            KRW   160,912         166,053
                                                                                            =============   =============
        Purchases and others:
          Korea Hydro & Nuclear Power Co., Ltd.   Purchase of electricity and others        KRW 2,348,664       2,417,162
          Korea South-East Power Co., Ltd.                        "                               753,578         735,508
          Korea Midland Power Co., Ltd.                           "                               969,316         968,803
          Korea Western Power Co., Ltd.                           "                               992,947       1,052,707
          Korea Southern Power Co., Ltd.                          "                             1,387,712       1,000,022
          Korea East-West Power Co., Ltd.                         "                               986,583       1,010,237
          Korea Power Engineering Co., Inc.       Designing of the power plant and others           6,803          78,917
          Korea Plant Service & Engineering
           Co., Ltd.                              Utility plant maintenance                        20,320          20,595
          Korea Electric Power Data Network,
           Co., Ltd.                              Maintenance of computer system                   10,255          98,094
          Others                                  Commissions for service and others               68,938          86,487
                                                                                            -------------   -------------

                                                                                            KRW 7,545,116       7,468,532
                                                                                            =============   =============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(26)    Transactions and Balances with Related Companies, Continued

        (b) Receivables arising from related parties transactions as of June 30, 2004 and December 31, 2003 are as follows:

                                                                    Won (millions)
                                                  ------------------------------------------------
                                                                        2004
                                                  ------------------------------------------------
                                                      Trade            Other
                   Related party                   receivables      receivables         Total
        ---------------------------------------   --------------   --------------   --------------
          Korea Hydro & Nuclear Power Co., Ltd.   656KRW       -              369              369
          Korea South-East Power Co., Ltd.                 1,731              672            2,403
          Korea Midland Power Co., Ltd.                    1,288           10,146           11,434
          Korea Western Power Co., Ltd.                    1,992              375            2,367
          Korea Southern Power Co., Ltd.                   1,278              422            1,700
          Korea East-West Power Co., Ltd.                  2,638              147            2,785
          Others                                             473           10,040           10,513
                                                  --------------   --------------   --------------
                                                  KRW      9,400           22,171           31,571
                                                  ==============   ==============   ==============

                                                                    Won (millions)
                                                  ------------------------------------------------
                                                                        2003
                                                  ------------------------------------------------
                                                      Trade            Other
                   Related party                   receivables      receivables         Total
        ---------------------------------------   --------------   --------------   --------------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW          -              319              319
          Korea South-East Power Co., Ltd.                 1,778              367            2,145
          Korea Midland Power Co., Ltd.                    1,107            2,232            3,339
          Korea Western Power Co., Ltd.                    1,940              248            2,188
          Korea Southern Power Co., Ltd.                   1,157              360            1,517
          Korea East-West Power Co., Ltd.                  1,978              213            2,191
          Others                                           1,990            9,607           11,597
                                                  --------------   --------------   --------------
                                                  KRW      9,950           13,346           23,296
                                                  ==============   ==============   ==============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(26)    Transactions and Balances with Related Companies, Continued

        (c) Payables arising from related parties transactions as of June 30, 2004 and December 31, 2003 are as follows:

                                                                    Won (millions)
                                                  ------------------------------------------------
                                                                        2004
                                                  ------------------------------------------------
                                                      Trade            Other
                   Related party                     payables         payables          Total
        ---------------------------------------   --------------   --------------   --------------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW    351,023            8,210          359,233
          Korea South-East Power Co., Ltd.                91,968              122           92,090
          Korea Midland Power Co., Ltd.                  117,440            5,713          123,153
          Korea Western Power Co., Ltd.                  150,635            4,154          154,789
          Korea Southern Power Co., Ltd.                 171,479            3,797          175,276
          Korea East-West Power Co., Ltd.                131,104              621          131,725
          Korea Power Engineering Co., Inc.                    -            7,129            7,129
          Korea Plant Service & Engineering
           Co., Ltd.                                           -            6,630            6,630
          Korea Electric Power Data Network
           Co., Ltd.                                           -           31,158           31,158
          Others                                               -           17,410           17,410
                                                  --------------   --------------   --------------
                                                  KRW  1,013,649           84,944        1,098,593
                                                  ==============   ==============   ==============

                                                                    Won (millions)
                                                  ------------------------------------------------
                                                                        2003
                                                  ------------------------------------------------
                                                      Trade            Other
                   Related party                     payables         payables          Total
        ---------------------------------------   --------------   --------------   --------------
          Korea Hydro & Nuclear Power Co., Ltd.   KRW    379,121            1,954          381,075
          Korea South-East Power Co., Ltd.               117,954            4,411          122,365
          Korea Midland Power Co., Ltd.                  145,548            9,387          154,935
          Korea Western Power Co., Ltd.                  167,876              140          168,016
          Korea Southern Power Co., Ltd.                 179,803               93          179,896
          Korea East-West Power Co., Ltd.                142,776              223          142,999
          Korea Power Engineering Co., Inc.                    -            5,909            5,909
          Korea Plant Service & Engineering
             Co., Ltd.                                         -            5,509            5,509
          Korea Electric Power Data Network
             Co., Ltd.                                         -           56,334           56,334
          Others                                           4,363           19,619           23,982
                                                  --------------   --------------   --------------
                                                  KRW  1,137,441          103,579        1,241,020
                                                  ==============   ==============   ==============

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(26)    Transactions and Balances with Related Companies, Continued

        (d) The guarantees the Company has provided for related companies as of June 30, 2004 are as follows:

                                                                                                  Won (millions),
                     Type            Loan type     Guaranteed company    Financial institutions   US$ (thousands)
                ----------------   ------------   --------------------   ----------------------   ---------------
                Payment            Foreign        KEPCO International    Nippon Life Insurance    US$      82,006
                 guarantee         currency        Hong Kong Ltd.
                                   loan
                                                           "             Norinchukin Bank                  35,000
                                                           "             Korea Development Bank             6,954
                                                  KEPCO International    Korea Development Bank            36,348
                                                   Philippines Inc.                               ---------------
                                                                                                  US$     160,308
                                                                                                  ---------------

                Joint liability    Spin-off of    six power generation   Korea Development Bank
                 on guarantee(*)   power          subsidiaries            and others              KRW   1,584,466
                                   generation
                                   subsidiaries

                (*) The Company has the joint and several responsibilities with the subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries' debts for which the Company has those joint and several responsibilities as of June 30, 2004 is KRW 1,584,466 million.

                KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$374,721 thousand as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$ 72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$ 33,000 thousand for the repayment of that borrowing.

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(26)    Transactions and Balances with Related Companies, Continued

        (e) The guarantees provided by related companies for the Company as of June 30, 2004 are as follows:

                                                       Won (millions), USD, JPY, EUR and GBP (thousands)
                                                   -------------------------------------------------------
                                                                                             Balance of
                                                                                           borrowing as of
                                                             Guaranteed       Type of         June, 30
                       Type         Related party  Currency    amounts       borrowings         2004
                ------------------  -------------  --------  -----------  ---------------  ---------------
                Payment             Korea               USD       75,634  Commercial       USD      75,000
                 guarantee (*1)     Development                            borrowings
                                    Bank
                                                        USD    2,155,966  Foreign          USD   1,707,535
                                                                           currency bond
                                                        JPY  115,605,003       "           JPY 112,500,000
                                                        EUR       26,627                   EUR      25,183
                                                        GBP       30,706       "           GBP      24,467

                Joint liability     six power           KRW      114,702  Long-term debts  KRW     114,702
                 on guarantee (*2)  generation          KRW      240,000  Domestic         KRW     240,000
                                    subsidiaries                           debentures

                (*1) Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of June 30, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan.

                (*2) As described note 26(d), the balance of the Company's borrowings for which six power generation subsidiaries have the joint and several responsibilities is KRW354,702 million as of June 30, 2004.

(27)    Commitments and Contingencies

        The Company is engaged in 224 lawsuits as a defendant and 31 lawsuits as a plaintiff. The total amount claimed against the Company is KRW102,790 million and the total amount claimed by the Company is KRW12,490 million as of June 30, 2004. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company's financial position, results of operation, or liquidity.

        Two banks including the National Agricultural Cooperative Federation have provided the Company a credit (overdraft) line amounting to KRW110,000 million as of June 30, 2004.

        The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been temporarily suspended from December 1, 2003 due to the political environments surrounding the Korean peninsula.

        The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to KRW497,858 million for the six-month period ended June 30, 2004.

                        Korea Electric Power Corporation

                  NOTES TO NON-CONSOLIDATED FINANCIAL STAEMENTS

                                   (Unaudited)

(28)    Employee Welfare and Contributions to Society

        For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen's accident compensation insurance, unemployment insurance and medical insurance.

        The Company donated KRW70,454 million and KRW7,534 million to the fund for the welfare of the Company's employees and others for the six-month periods ended June 30, 2004 and 2003, respectively.

(29)    Economic Environment

        In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KOREA ELECTRIC POWER CORPORATION


                                       By:    /s/ Kim, Myung Whan
                                              ----------------------------------
                                       Name:  Kim, Myung-Whan
                                       Title: General Manager of International
                                               Finance Dept.

Date : Sep. 1, 2004